UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]

Securities Act Rule 802 (Exchange Offer)	[X ]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]

Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Bamco Español de Crédito, S.A.
(Name of Subject Company)

Spanish Credit Bank
(Translation of Subject Company’s Name into English (if applicable))

Kingdom of Spain
(Jurisdiction of Subject Company’s Incorporation or Organization)

Banco Santander, S.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

ES0113440038 (ISIN Number)
(CUSIP Number of Class of Securities (if applicable))
Banco Santander, S.A. New York Branch 45 E. 53rd St. New York, New York 10022 Attn. James H. Bathon, Legal Counsel (212) 350-3500

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Nicholas A. Kronfeld
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York  10017
(212) 450-4950

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

PART I  INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Not applicable.

Item 2.  Informational Legends

A legend required under Rule 802(b) under the Securities Act of 1933, as amended, is included in Exhibits 1 and 2.

PART II  INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See Exhibit Index.

PART III  CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is filed concurrently with the Commission on December 18, 2012.

PART IV  SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ José Manuel de Araluce
(Signature)

José Manuel de Araluce Global Head of Compliance, Banco Santander, S.A.
(Name and Title)
December 18, 2012
(Date)

Exhibit Index

Exhibit                                                                 Description

1.	English translation of the press release, dated December 17, 2012, concerning the merger of Banco Español de Crédito, S.A. into Banco Santander, S.A.

2.	English translation of electronic slides of the presentation, dated December 17, 2012, concerning the merger of Banco Español de Crédito, S.A. into Banco Santander, S.A.